UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 30, 2021

Centricus Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-39993 (Commission File Number)	N/A (I.R.S. Employer Identification No.)
Boundary Hall, Cricket Square PO Box 1093 Grand Cayman, Cayman Islands (Address of principal executive offices)	KY1-1102 (Zip Code)
+1 (345) 814 5895 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	CENHU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	CENH	The Nasdaq Stock Market LLC

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CENHW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

As previously announced, on May 12, 2021, Centricus Acquisition Corp. (“Centricus”) entered into a business combination agreement (the “Business Combination Agreement”) by and among Centricus, Arqit Quantum Inc., a Cayman Islands exempted limited liability company (“Pubco”), Centricus Heritage LLC, a Cayman Islands limited liability company (the “Sponsor”), solely in its capacity as Centricus’ representative, Arqit Limited, a company limited by shares incorporated in England (the “Company”), David John Williams, solely in his capacity as the representative of the Company’s shareholders, and the shareholders of the Company party thereto. The proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement (together with the Business Combination, the “Proposed Transactions”) are described in the definitive proxy statement/prospectus filed by Centricus with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2021. An extraordinary general meeting (the “Extraordinary General Meeting”) of Centricus’ shareholders is scheduled to be held on August 31, 2021 in connection with the Proposed Transactions.

As of 5:00 pm Eastern time on August 27, 2021, total of 32,351,570 Class A ordinary shares of Centricus were submitted for redemption in connection with the Extraordinary General Meeting (the “Redemptions”), subject to any potential request to revoke the Redemptions prior to the closing of the Business Combination (the “Closing”).

In light of the above, Heritage Assets SCSP (“Heritage”), an investor in the Sponsor and a party to a subscription agreement with Centricus and Pubco, intends to purchase up to 2,200,000 Centricus Class A ordinary shares in the secondary market at a price of $10.00 per share from existing Centricus public shareholders that have submitted their shares for redemption, and such redemptions will be revoked prior to such purchase. As an incentive to the purchase by Heritage, the Sponsor and certain shareholders of the Company expect to agree to transfer to Heritage (i) an aggregate number of up to 2,000,000 Pubco ordinary shares from certain affiliates of the Sponsor and certain shareholders of the Company and (ii) an aggregate number of up to 3,760,000 Pubco warrants from certain affiliates of the Sponsor, in each case immediately following the Closing.

The Business Combination Agreement provides that the obligations of each party to consummate the Business Combination is conditioned on, among other things, the satisfaction or written waiver of a requirement that after taking into account payments by Centricus for the Redemptions and including any proceeds from the PIPE financing, Centricus and Pubco shall have at least an aggregate of $150.0 million (the “Minimum Cash Condition”) of cash held either in or outside of Centricus’ trust account (the “Closing Cash”). As a result of the Redemptions, the Closing Cash will not satisfy the Minimum Cash Condition. However, each of Centricus and the Company expects to waive the Minimum Cash Condition, should the Business Combination and other related proposals be approved at the Extraordinary General Meeting, on the condition that the Closing Cash will be equal to an aggregate of at least $100.0 million.

As a result of the foregoing, Centricus has decided to reschedule the Extraordinary General Meeting from 9:00 a.m., Eastern time on August 31, 2021 to 4:00 p.m., Eastern time on August 31, 2021.

Any demand for redemption may be withdrawn at any time, with Centricus’ consent, until the vote is taken with respect to the Business Combination. If a Centricus shareholder has delivered its shares for redemption to Centricus’ transfer agent and has decided within the required timeframe not to exercise its redemption rights, it may request that Centricus’ transfer agent return the shares (physically or electronically). Such requests may be made by contacting Centricus’ transfer agent at:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Mark Zimkind

Email: Mzimkind@continentalstock.com

Additional Information and Where to Find It

In connection with the Proposed Transactions, Pubco has filed a Registration Statement on Form F-4 with the SEC that includes a proxy statement of Centricus that also constitutes a prospectus of Pubco (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus has been mailed to Centricus’ shareholders. Centricus, the Company and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, including the preliminary Proxy Statement/Prospectus, and amendments thereto, and the definitive Proxy Statement/Prospectus, as well as other documents filed with the SEC, because these documents will contain important information about Centricus, the Company, Pubco and the Proposed Transactions. Such persons can also read the final prospectus from Centricus’ initial public offering for a description of the security holdings of Centricus’ officers and directors and their respective interests as security holders in the consummation of the Proposed Transactions. The definitive Proxy Statement/Prospectus has been mailed to Centricus’ shareholders as of a record date established for voting on the Proposed Transactions. Centricus’ shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Centricus Acquisition Corp., Boundary Hall, Cricket Square, PO Box 1093, Grand Cayman, KY1-1102, Cayman Islands. These documents can also be obtained, without charge, at the SEC’s website (http://www.sec.gov).

Participants in Solicitation

Centricus, the Company, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Centricus’ shareholders in connection with the Proposed Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Centricus’ directors and executive officers in the final prospectus from Centricus’ initial public offering, which was filed with the SEC on February 5, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Centricus’ shareholders in connection with the Proposed Transactions is set forth in the Proxy Statement/Prospectus for the Proposed Transactions. Information concerning the interests of Centricus’ and the Company’s participants in the solicitation, which may, in some cases, be different than those of Centricus’ and the Company’s equity holders generally, is set forth in the Proxy Statement/Prospectus relating to the Proposed Transactions.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Centricus, Pubco or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K (including certain of the exhibits hereto) includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The forward-looking statements contained or incorporated by reference in this Current Report on Form 8-K are based on Centricus’ and the Company’s current expectations and beliefs concerning future developments and their potential effects on Centricus and the Company. There can be no assurance that future developments affecting Centricus and the Company will be those that Centricus and the Company have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Centricus’ and the Company’s control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this presentation, including (i) that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the Proposed Transactions may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Proposed Transactions on the Company’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transactions disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the Proposed Transactions, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transactions, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system, (xvi) the enforceability of the Company’s intellectual property and (xvii) the purchase by Heritage of the Centricus Class A ordinary shares in the secondary market and the related revocation of redemptions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Centricus’ most recent filings with the SEC and is contained in the Registration Statement, including the Proxy Statement/Prospectus filed in connection with the Proposed Transactions. All subsequent written and oral forward-looking statements concerning Centricus, the Company or Pubco, the transactions described herein or other matters and attributable to Centricus, the Company, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Centricus, the Company and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Centricus acquisition corp.

By:	/s/ Nicholas Taylor
Name:	Nicholas Taylor
Title:	Director

Date: August 30, 2021